Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 6 DATED JULY 3, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018, Supplement No. 2 dated May 1, 2018, Supplement No. 3 dated May 15, 2018, Supplement No. 4 dated May 18, 2018 and Supplement No. 5 dated June 1, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A, Class I and Class T shares for the month of June 2018;

•	the distribution declared by our board of directors for our Class A, Class I and Class T shares for the third quarter of 2018;

•	the limit on redemptions pursuant to our share redemption plan for the third quarter of 2018; and

•	our entering into an agreement to purchase real estate properties.

Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A, Class I and Class T shares of our common stock on each business day for the month of June 2018:

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share
June 1, 2018	$13.90	$14.00	$13.94
June 4, 2018	$13.92	$14.01	$13.95
June 5, 2018	$13.91	$14.01	$13.95
June 6, 2018	$13.92	$14.01	$13.95
June 7, 2018	$13.92	$14.01	$13.95
June 8, 2018	$13.92	$14.02	$13.96
June 11, 2018	$13.92	$14.01	$13.95
June 12, 2018	$13.93	$14.02	$13.96
June 13, 2018	$13.91	$14.00	$13.94
June 14, 2018	$13.92	$14.02	$13.96
June 15, 2018	$13.92	$14.02	$13.96
June 18, 2018	$13.93	$14.03	$13.97
June 19, 2018	$13.93	$14.02	$13.96
June 20, 2018	$13.94	$14.04	$13.98
June 21, 2018	$13.95	$14.05	$13.99
June 22, 2018	$13.96	$14.06	$14.00
June 25, 2018	$13.97	$14.06	$14.00
June 26, 2018	$13.97	$14.07	$14.01
June 27, 2018	$13.97	$14.06	$14.00
June 28, 2018	$13.98	$14.07	$14.02
June 29, 2018	$13.98	$14.08	$14.02

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.

Distribution Declaration
Our board of directors authorized and declared daily cash distributions of $0.00192261 per share for the period commencing on July 1, 2018 and ending on September 30, 2018 for each outstanding share of Class A, Class I and Class T common stock (before adjustment for any class-specific fees). The distribution will be paid monthly in arrears.
Share Redemption Plan Limit
For the quarter ended September 30, 2018, the limit for redemptions pursuant to our share redemption plan is $10,134,175.
Agreement to Purchase Real Estate Properties

On June 1, 2018, RREEF America, our advisor and sponsor, entered into an agreement of purchase and sale, or the purchase agreement, with The Realty Associates Fund VIII, L.P., a Delaware limited partnership, or the seller, which was amended on June 11, June 18 and June 25, 2018 via amendments to the purchase agreement. Seller is not affiliated with us, our advisor or any of their respective affiliates. On June 27, 2018, pursuant to the assignment of agreement of purchase and sale, by and between RREEF America and RPT Hialeah I, LLC, RPT Hialeah II, LLC, and RPT Palmetto Lakes, LLC, collectively, the buyer entities, each of which is a Delaware limited liability company and our indirect wholly-owned subsidiary, RREEF America assigned its right, title and interest in and to the purchase agreement, as amended, to us, through the buyer entities.

Pursuant to the terms of the purchase agreement, as amended, we have agreed to purchase real estate properties comprised of three warehouse distribution buildings totaling 289,919 square feet across three separate sites totaling 10.71 acres located in Hialeah and Miami Lakes, Florida, or the properties, for a gross purchase price of $20.70 million, exclusive of closing costs.

The acquisition of the properties is subject to certain conditions to closing, including, but not limited to: (1) the seller’s satisfaction of various closing conditions contained in the purchase agreement, as amended; (2) the delivery of the required documents at closing; and (3) the receipt by us of certain tenant estoppels and subordination, non-disturbance and attornment agreements. There can be no guarantee that the closing of the purchase of these properties will occur.

The acquisition consists of the following properties: one 182,919 square foot Class B industrial property located in Miami Lakes which we refer to as Palmetto Lakes Distribution, and two Class B industrial properties of 57,000 and 50,000 square feet located in Hialeah, which we refer to as Hialeah I and Hialeah II, respectively. The three properties are 100% occupied with an average effective annual rental rate per square foot of $5.94. Each building is fully occupied by one tenant. Palmetto Lakes Distribution is occupied by Dependable Packaging Solutions, Hialeah I is occupied by IEH Auto Parts, and Hialeah II is occupied by C-Air Brokers & Forwarders.

All three properties are located within established urban, in-fill industrial submarkets in Miami which are strongly favored among tenants operating last mile and regional distribution networks. Palmetto Lakes Distribution is located just north of the Miami-Opa Locka Executive Airport and less than one mile from the Palmetto Expressway, allowing for excellent connectivity to the rest of Miami-Dade County to the south and Broward County to the north. Hialeah I and Hialeah II are located just 5 miles from Miami International airport and 8 miles from Port

Miami. This location is a major draw for tenants that support the air and port cargo industries and serve the substantial consumer base located in the submarket from a last-mile perspective.